Exhibit 21.


                         Subsidiaries of the Registrant

Nathaniel Energy owns the following subsidiary corporations:

1.   MCNIC Rodeo Gathering, Inc., a Michigan corporation.

2. MNS Eagle Equity Group IV, Inc., a Delaware corporation, is owned entirely by the Registrant.

3. In 2003, Nathaniel Energy organized Nathaniel Energy Oklahoma Holdings Corporation is fifty one percent (51%) owned by Nathaniel Energy Corporation.